HAECO

Hong Kong Aircraft Engineering Company Limited



2005 Interim Report

SWIRE

HIGHLIGHTS

	Six months ended 30th June		Year ended 31st December
	2005	2004	2004
(in HK$ Million)			
Turnover	**1,481**	997	2,134
Net operating profit	**256**	118	219
Share of after-tax result of material jointly controlled company			
– Hong Kong Aero Engine Services Limited	**100**	72	157
Profit attributable to the Company's shareholders	**289**	232	438
Dividends	**83**	53	181
Equity attributable to the Company's shareholders	**3,270**	2,956	3,109
(number of shares in '000)			
Average number of shares in issue	**166,325**	166,325	166,325
(in HK$)			
Earnings per share attributable to the Company's shareholders (basic and diluted)	**1.74**	1.39	2.63
Dividends per share	**0.50**	0.32	1.09
Equity attributable to the Company's shareholders per share	**19.66**	17.77	18.69

Additional financial information of the Group's principal subsidiary company are presented on page 15.

Contents

Highlights

1 Chairman's Statement

2 Operational and Financial Review

4 Condensed Consolidated Accounts

8 Notes to the Condensed Consolidated Accounts

15 Taikoo (Xiamen) Aircraft Engineering Company Limited – Abridged Financial Statements

16 Information Provided in Accordance with the Listing Rules

18 Financial Calendar and Information for Investors

This interim report is printed on recycled paper   Design by Sedgwick Richardson

Consolidated Results

The Group achieved a profit attributable to the Company's shareholders of HK$289 million for the first half of 2005 (2004: HK$232 million), a 25% increase compared with the equivalent period in 2004. The contribution after tax from Hong Kong Aero Engine Services Limited ("HAESL") was HK$100 million (2004: HK$72 million), an increase of 39%.

Your Directors have recommended an interim dividend of HK$0.50 per share (2004: HK$0.32), an increase of 56%. Although it is likely that there will be a reduction in dividend cover from the 2004 level, the increase in the interim dividend should not be taken to be indicative of that for the full year. The proposed dividend will cost HK$83 million and will be payable on 26th September 2005 to shareholders registered at the close of business on 16th September 2005. The share register will be closed from 12th to 16th September 2005, both dates inclusive.

Overview

The growth of air traffic through Hong Kong and the demand for heavy maintenance work both in Hong Kong and Xiamen due to increased outsourcing of work by airlines remained robust as forecast. This strong market demand is being fulfilled by increasing staff overtime in the short term and building new facilities as a long term solution. Construction of these facilities is progressing smoothly. The cargo apron office and the second hangar at Chek Lap Kok are expected to open in early 2006 and early 2007 respectively. The fourth hangar at Taikoo (Xiamen) Aircraft Engineering Company Limited, Xiamen is scheduled to open in December 2005 and the fifth one, in early 2007.

The Group's financial position remained healthy despite construction payments for the new facilities. There was a net cash surplus of HK$477 million at 30th June 2005.

Outlook

The Group's base maintenance and aero engine overhaul facilities are expected to be well utilised during the second half of the year, and line maintenance activities in Hong Kong are expected to continue at their current level. Hence, I am optimistic for the year as a whole.

While the Group is expanding its facilities and seeking further growth opportunities, it continues to invest in order to improve the quality of the service it offers its customers and I am confident that the Group will continue to grow and prosper.

David Turnbull
Chairman
Hong Kong, 9th August 2005

OPERATIONAL REVIEW

Hong Kong

Line Maintenance

The Company is the main provider of line maintenance services in Hong Kong. The average number of aircraft handled daily for the first half of 2005 increased by 12% to 239 compared with the corresponding period in 2004.

Base Maintenance

The hangar was fully utilised during the period with 55% of the work from foreign carriers. Sold manhours in the period were 0.82 million.

Inventory Management

With the addition of the Asiana Airlines' A330-300 fleet last December, the number of aircraft for which the Company provides an inventory management service at end of the period totals twelve. The Company is building its brand through providing customers a competitive, quality service. The net book value of the inventory on hand for this business increased from HK$102 million at 31st December 2004 to HK$168 million at the end of June 2005. The Company is striving to broaden the customer base to achieve economies of scale and to expand to other aircraft types.

Engine & Component Overhaul

Both HAESL and its associate, Singapore Aero Engine Services Pte. Limited, achieved good results for the period due to higher work volume and a more favourable work mix. Engine equivalent throughput for HAESL increased slightly to 97.

Component repair activity at the Tseung Kwan O facility was at a similar level to that of 2004.

Mainland China

Taikoo (Xiamen) Aircraft Engineering Company Limited ("TAECO")

TAECO's usage of its three hangars during this period has been high. Most of TAECO's capacity is taken up by shareholder customers or their affiliates. Line maintenance operations in Xiamen, Shanghai and Beijing continued to expand.

Conversion of the first Boeing 747-400 passenger aircraft to freighter aircraft for Cathay Pacific Airways is progressing well. The door cutting was performed in April, the test flight is targeted for September and aircraft delivery is scheduled for December this year. Opening of the fourth hangar at the end of the year and the fifth one in early 2007 will provide the much needed additional capacity for the cargo conversion business and the increasing heavy maintenance work from shareholders' expanding fleets.

Jointly Controlled Companies

Jointly controlled companies in Mainland China and Hong Kong have performed well during the period.

FINANCIAL REVIEW

Turnover

Group turnover including those from jointly controlled companies increased by 14% to HK$4,846 million, of which 12% is from Mainland China, 19% from Singapore and the remainder from Hong Kong.

		Six months ended 30th June		
	Note	**2005 HK$M**	2004 HK$M	Change
The Company and its subsidiary companies	*1 & 3*	**1,481**	1,380	7%
HAESL	*2*	**2,178**	1,906	14%
Other jointly controlled companies	*2*	**1,187**	951	25%
Total		**4,846**	4,237	14%

Notes: 1. As disclosed on the face of the profit and loss account in accordance with reporting requirements in Hong Kong.

2. The whole of the turnover for the jointly controlled companies is included in this table.

3. In this table, TAECO's turnover for 2004 is reported under "The Company and its subsidiary companies", even though it did not become a subsidiary company until October 2004.

Profit by Geographical Area

21% of the profit attributable to the Company's shareholders was generated in Mainland China, the remaining 79% largely in Hong Kong.

Net Assets

Net assets increased from HK$3,604 million at 31st December 2004 to HK$3,815 million at 30th June 2005. The construction of new hangars in both Hong Kong and Xiamen resulted in net fixed assets increasing by HK$206 million to HK$2,506 million while net cash surplus reduced from HK$576 million to HK$477 million. This decrease in net cash also reflected the payment of dividends. It is estimated that funding requirements for the new facilities can be met mostly from internal resources with little bank borrowings.

Currency Exposure and Management

The Group's income is substantially in HK dollars or US dollars and so is its expenditure, except that its subsidiary company and the jointly controlled companies in Mainland China also use Renminbi. Exposure to foreign exchange rate movements is minimised through forward or option contracts where available, or specific currency borrowings to hedge future receipts.

ENVIRONMENT

In April 2005, in recognition of its efforts to conserve the environment, the Company received two awards in the Hong Kong Airport Authority's 2004/2005 Best Practice Competition:

- Energy Efficiency Champion, and
- Best Commitment to Future Energy Conservation

STAFF

The total number of staff in the Group at 30th June 2005 was 7,803, a 16% increase from that at the end of 2004. To build up the required human resources pool for the two new hangars, the Group has expanded its training facilities and is recruiting approximately 800 production trainees this year.

CONSOLIDATED PROFIT AND LOSS ACCOUNT

for the six months ended 30th June 2005 – unaudited

	Note	Six months ended 30th June 2005 HK$M	Six months ended 30th June 2004 HK$M	Year ended 31st December 2004 HK$M
Turnover	4	**1,481**	997	2,134
Operating expenses:				
Staff remuneration		**(643)**	(516)	(1,082)
Cost of direct material/job expenses		**(283)**	(167)	(374)
Depreciation and amortisation		**(93)**	(64)	(144)
Operating lease rentals – land and buildings		**(23)**	(22)	(46)
Auditors' remuneration		**(1)**	–	(1)
Impairment of stocks – (charge)/reversal		**(3)**	1	4
Other operating expenses		**(180)**	(110)	(269)
Operating profit	4	**255**	119	222
Net finance income/(charges)	5	**1**	(1)	(3)
Net operating profit		**256**	118	219
Share of after-tax results of jointly controlled companies	9	**117**	131	256
Profit before taxation		**373**	249	475
Taxation	6	**(34)**	(17)	(24)
Profit for the period		**339**	232	451
Attributable to:				
The Company's shareholders		**289**	232	438
Minority interests		**50**	–	13
		339	232	451
Dividends				
Interim – proposed/paid		**83**	53	53
Final – proposed		**–**	–	128
		83	53	181
		HK$	HK$	HK$
Earnings per share attributable to the Company's shareholders (basic and diluted)	7	**1.74**	1.39	2.63

	2005 Interim HK$	2004 Interim HK$	2004 Final HK$	2004 Total HK$
Dividends per share	**0.50**	0.32	0.77	1.09

CONSOLIDATED BALANCE SHEET

at 30th June 2005 – unaudited

	Note	30th June 2005 HK$M	31st December 2004 HK$M
ASSETS AND LIABILITIES			
Non-current assets			
Property, plant and equipment	*8*	**2,304**	2,095
Leasehold land and land use rights	*8*	**195**	197
Intangible assets – computer software	*8*	**7**	8
Jointly controlled companies	*9*	**786**	718
Staff loans		**5**	5
Retirement benefit assets	*10*	**189**	199
Deferred tax assets		**6**	11
		3,492	3,233
Current assets			
Stocks of aircraft parts		**77**	71
Work in progress		**118**	79
Debtors and prepayments	*11*	**334**	393
Amounts due from jointly controlled companies		**14**	14
Deposits maturing after three months		**64**	49
Short-term deposits and bank balances		**456**	527
		1,063	1,133
Current liabilities			
Creditors and accruals	*11*	**404**	482
Term loan due within one year	*14*	**4**	4
Short-term bank loan		**43**	–
Taxation		**16**	11
		467	497
Net current assets		**596**	636
Total assets less current liabilities		**4,088**	3,869
Non-current liabilities			
Long-term loan	*14*	**93**	96
Deferred tax liabilities		**180**	169
		273	265
NET ASSETS		**3,815**	3,604
Equity attributable to the Company's shareholders			
Share capital	*12*	**166**	166
Reserves	*13*	**3,104**	2,943
		3,270	3,109
Minority interests		**545**	495
TOTAL EQUITY		**3,815**	3,604

CONSOLIDATED CASH FLOW STATEMENT

for the six months ended 30th June 2005 – unaudited

	Six months ended 30th June		Year ended 31st December
	2005 HK$M	2004 HK$M	2004 HK$M
Operating activities			
Cash generated from operations	**293**	(14)	317
Interest paid	**(4)**	(5)	(8)
Interest received	**5**	3	5
Taxation paid	**(13)**	–	–
Net cash inflow/(outflow) from operating activities	**281**	(16)	314
Investing activities			
Purchase of property, plant and equipment	**(299)**	(15)	(109)
Purchase of intangible asset – computer software	**–**	(3)	(7)
Sale of property, plant and equipment	**–**	3	3
Acquisition of a subsidiary company	**–**	–	142
Loans repaid by jointly controlled companies	**–**	62	62
Dividends received from jointly controlled companies	**50**	9	70
Net increase in short-term deposits maturing after three months	**(15)**	–	(15)
Net cash (outflow)/inflow from investing activities	**(264)**	56	146
Financing activities			
Repayment of term loan	**(3)**	(2)	(4)
Drawing of bank loan	**43**	–	–
Dividends paid to the Company's shareholders	**(128)**	(259)	(312)
Dividends paid to minority interests	**–**	–	(25)
Net cash outflow from financing activities	**(88)**	(261)	(341)
(Decrease)/increase in cash and cash equivalents	**(71)**	(221)	119
Cash and cash equivalents at 1st January	**527**	408	408
Cash and cash equivalents at end of the period	**456**	187	527

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

for the six months ended 30th June 2005 – unaudited

	Six months ended 30th June		Year ended 31st December
	2005 HK$M	2004 HK$M	2004 HK$M
Total equity at 1st January			
– as originally stated	**3,109**	2,983	2,983
– as previously separately reported as minority interests	**495**	5	5
– as restated	**3,604**	2,988	2,988
Profit and total recognised income for the period	**339**	232	451
Dividends paid to the Company's shareholders	**(128)**	(259)	(312)
Dividends paid to minority interests	**–**	–	(25)
Acquisition of a subsidiary company	**–**	–	502
Total equity at end of the period	**3,815**	2,961	3,604
Total recognised income for the period attributable to			
The Company's shareholders	**289**	232	438
Minority interests	**50**	–	13
	339	232	451

1. Basis of preparation and accounting policies

The unaudited condensed consolidated accounts have been prepared on a basis consistent with the principal accounting policies adopted in the 2004 annual accounts apart from the adoption of the new Hong Kong Financial Reporting Standards ("HKFRSs") and Hong Kong Accounting Standards ("HKASs") (collectively the "HKFRSs") issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA"), which are effective for accounting periods beginning on or after 1st January 2005. Apart from certain presentational changes as set out below, the adoption of the following new HKFRSs does not have any material effect on the accounts.

(a) HKAS 1 "Presentation of financial statements" has affected the presentation of minority interests, share of net after-tax results of jointly controlled companies and other disclosures.

(b) The adoption of revised HKAS 17 "Leases" has resulted in a change in the accounting policy relating to the reclassification of leasehold land and land use rights from property, plant and equipment to operating leases. The up-front prepayments made for the leasehold land and land use rights are expensed in the profit and loss account on a straight-line basis over the period of the lease or where there is impairment, the impairment is expensed in the profit and loss account. In prior years, the leasehold land and land use rights were accounted for at cost less accumulated depreciation and accumulated impairment.

(c) Turnover now represents the aggregated amounts invoiced to customers and changes in work in progress. In prior years, turnover included the aggregated amount invoiced to customers only.

The condensed consolidated accounts have been prepared in accordance with the HKAS 34 "Interim financial reports" issued by the HKICPA and the disclosure requirements of the Rules Governing the Listing of Securities ("the Listing Rules") on The Stock Exchange of Hong Kong Limited ("the Stock Exchange").

2. Critical accounting estimates and judgements

The Group makes estimates and assumptions as appropriate in the preparation of the accounts. These estimates are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances and will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant effect on the carrying amounts of assets and liabilities include those related to taxes and retirement benefits.

3. Financial risk factors

The Group's activities are exposed to movements of foreign currencies, fair value interest rate risk and credit risk. These risks are reviewed periodically to ensure their impact on the Group's financial performance is minimised through the use of forwards, options or other appropriate derivative financial instruments. It is the Group's policy to use the above derivative instruments solely for the purpose of financial risk management.

4. Segmental information

The Company is engaged in the business of maintenance, modification and repair of commercial aircraft in Hong Kong.

Since the Group is primarily engaged in the business of maintenance, modification and repair of commercial aircraft in Hong Kong and overseas, no further business segmental information has been reported. A geographical segment analysis of the Group's financial information is provided as below. Financial summaries of the jointly controlled companies are provided under note 9.

Reporting by geographical segment:

	Operating principally in Hong Kong			Operating in Mainland China			Inter-segment elimination			Total		
	Six months ended 30th June		Year ended 31st December	**Six months ended 30th June**		Year ended 31st December	**Six months ended 30th June**		Year ended 31st December	**Six months ended 30th June**		Year ended 31st December
	2005 HK$M	2004 HK$M	2004 HK$M	**2005 HK$M**	2004 HK$M	2004 HK$M	**2005 HK$M**	2004 HK$M	2004 HK$M	**2005 HK$M**	2004 HK$M	2004 HK$M
Turnover	**1,077**	997	1,973	**437**	–	168	**(33)**	–	(7)	**1,481**	997	2,134
Operating profit	**141**	119	201	**114**	–	21				**255**	119	222
Net finance (charges) /income	**(1)**	(1)	(4)	**2**	–	1				**1**	(1)	(3)
Share of after-tax results of jointly controlled companies	**109**	82	173	**8**	49	83				**117**	131	256
Profit before taxation	**249**	200	370	**124**	49	105				**373**	249	475
Profit for the period	**227**	183	342	**112**	49	109				**339**	232	451
Attributable to												
The Company's shareholders	**227**	183	342	**62**	49	96				**289**	232	438
Minority interests	**–**	–	–	**50**	–	13				**50**	–	13
	227	183	342	**112**	49	109				**339**	232	451

Analysis of net assets of the Group by geographical segment:

	Operating principally in Hong Kong		Operating in Mainland China		Inter-segment elimination		Total	
	30th June 2005 HK$M	31st December 2004 HK$M	**30th June 2005 HK$M**	31st December 2004 HK$M	**30th June 2005 HK$M**	31st December 2004 HK$M	**30th June 2005 HK$M**	31st December 2004 HK$M
Non-current assets	**2,451**	2,334	**1,041**	899	**–**	–	**3,492**	3,233
Current assets	**739**	809	**357**	351	**(33)**	(27)	**1,063**	1,133
	3,190	3,143	**1,398**	1,250	**(33)**	(27)	**4,555**	4,366
Current liabilities	**(320)**	(382)	**(180)**	(142)	**33**	27	**(467)**	(497)
Non-current liabilities	**(273)**	(265)	**–**	–	**–**	–	**(273)**	(265)
Net assets	**2,597**	2,496	**1,218**	1,108	**–**	–	**3,815**	3,604

5. Net finance income/(charges)

	Six months ended 30th June		Year ended 31st December
	2005 HK$M	2004 HK$M	2004 HK$M
Finance income	5	3	5
Interest on long-term loan not wholly repayable within five years (note 14)	(4)	(4)	(8)
	1	(1)	(3)

6. Taxation

	Six months ended 30th June		Year ended 31st December
	2005 HK$M	2004 HK$M	2004 HK$M
Current taxation			
Hong Kong profits tax	10	–	–
Overseas tax	8	–	1
	18	–	1
Deferred taxation	16	17	23
	34	17	24

Hong Kong profits tax is calculated at 17.5% on the estimated assessable profits for the period (2004: nil). Overseas tax is calculated at tax rates prevailing in the respective jurisdictions.

Share of after-tax results of jointly controlled companies is stated after taxation charge of HK$22 million for the period ended 30th June 2005 (30th June 2004: HK$22 million; 31st December 2004: HK$45 million).

7. Earnings per share (basic and diluted)

Earnings per share are calculated by reference to the profit attributable to the Company's shareholders for the period ended 30th June 2005 of HK$289 million (30th June 2004: HK$232 million; 31st December 2004: HK$438 million) and to the weighted average 166,324,850 (30th June 2004: 166,324,850; 31st December 2004: 166,324,850) ordinary shares in issue during the period.

8. Capital expenditure

	Property, plant and equipment HK$M	Leasehold land and land use rights HK$M	Intangible asset – computer software HK$M
Net book value:			
At 31st December 2004	2,095	197	8
Additions	299	–	–
Depreciation and amortisation	(90)	(2)	(1)
At 30th June 2005	2,304	195	7

9. Jointly controlled companies

The financial results and positions of the jointly controlled companies for the period ended and at 30th June 2005 are as follows:

	HAESL (Operating in Hong Kong)		TAECO (Operating in Mainland China)		Others		Total	
	Six months ended 30th June		Six months ended 30th June		Six months ended 30th June		Six months ended 30th June	
	2005 HK$M	2004 HK$M	**2005 HK$M**	2004 HK$M	**2005 HK$M**	2004 HK$M	**2005 HK$M**	2004 HK$M
Turnover	**2,178**	1,906	**N/A***	383	**192**	191	**2,370**	2,480
Operating expenses	**(1,919)**	(1,713)		(286)	**(159)**	(156)	**(2,078)**	(2,155)
Operating profit	**259**	193		97	**33**	35	**292**	325
Net finance income/(charges)	**2**	–		1	**(1)**	(1)	**1**	–
Share of after-tax results of jointly controlled companies	**7**	2		8	**–**	–	**7**	10
Profit before taxation	**268**	195		106	**32**	34	**300**	335
Taxation	**(46)**	(34)		(10)	**(4)**	(6)	**(50)**	(50)
Profit for the period	**222**	161		96	**28**	28	**250**	285
Dividends paid	**(112)**	–		–	**–**	(18)	**(112)**	(18)
Funds employed:								
Non-current assets	**822**	848		825	**181**	179	**1,003**	1,852
Current assets	**1,177**	1,225		329	**206**	184	**1,383**	1,738
	1,999	2,073		1,154	**387**	363	**2,386**	3,590
Current liabilities	**(401)**	(649)		(88)	**(158)**	(163)	**(559)**	(900)
Non-current liabilities	**(72)**	(80)		(14)	**(1)**	(33)	**(73)**	(127)
	1,526	1,344		1,052	**228**	167	**1,754**	2,563
Financed by:								
Shareholders' equity and loans	**1,526**	1,344		1,052	**228**	167	**1,754**	2,563
Group's shareholding at period end	**45.0%**	45.0%		49.6%				
Group's share of after-tax profit for the period	**100**	72		47	**17**	12	**117**	131
Group's share of funds employed	**687**	605		521	**99**	56	**786**	1,182

** On 15th October 2004, the Group's shareholding in TAECO increased from 49.6% to 54.6% as a result of acquiring SIA Engineering Company Pte. Limited's remaining 5% shareholding in TAECO. TAECO has been accounted for as a subsidiary company thereafter.*

10. Retirement benefits

Movement in the assets recognised in the balance sheet:

	Six months ended 30th June 2005		
	Local Scheme HK$M	Expatriate Scheme HK$M	Total HK$M
At 31st December 2004	162	37	199
Increase/(decrease) due to:			
Total expense charged	(28)	(1)	(29)
Contributions paid	19	–	19
At 30th June 2005	153	36	189

11. Debtors and creditors

The credit terms given to customers vary and are generally based on their individual financial strengths. Credit evaluations of debtors are performed periodically to minimise any credit risk associated with receivables.

As at 30th June 2005, 97% of debtors (98% as at 31st December 2004) and 99% of creditors (98% as at 31st December 2004) were aged under six months.

12. Share capital

During the period under review, no purchase, sale or redemption of the shares of the Company has been effected by the Company or its subsidiary companies on the Hong Kong Stock Exchange. As at 30th June 2005, 166,324,850 shares were in issue (31st December 2004: 166,324,850 shares).

13. Reserves

	Six months ended 30th June 2005		
	Revenue reserve HK$M	Capital redemption reserve HK$M	Total HK$M
At 31st December 2004	2,924	19	2,943
Profit attributable to the Company's shareholders	289	–	289
Previous year's final dividend	(128)	–	(128)
At 30th June 2005	3,085	19	3,104

14. Long-term loan

	Six months ended 30th June 2005 HK$M
At 31st December 2004	100
Repayment during the period	(3)
At 30th June 2005	97

	30th June 2005 HK$M	31st December 2004 HK$M
Maturity profile:		
Repayable within one year	4	4
Repayable between one and two years	5	4
Repayable between two and five years	17	16
Repayable after five years	71	76
	97	100
Amount due within one year included under current liabilities	(4)	(4)
	93	96

The loan is provided by a subsidiary of Cathay Pacific Airways Limited, is unsecured, interest bearing at 8.35% per annum and is repayable by equal semi-annual instalments to June 2018.

15. Related party transactions

The Group has a number of transactions with its related parties. All trading transactions are conducted on normal commercial terms in the ordinary and usual course of business. The aggregated transactions and balances which are material to the Group and which have not been disclosed elsewhere in the interim report are summarised below:

		Jointly controlled companies		Other related parties		Total	
		Six months ended 30th June		**Six months ended 30th June**		**Six months ended 30th June**	
	Note	**2005 HK$M**	2004 HK$M	**2005 HK$M**	2004 HK$M	**2005 HK$M**	2004 HK$M
Revenue from provision of services:							
Line maintenance and total care package charges for AHK Air Hong Kong Limited*		**–**	–	**12**	–	**12**	–
Other revenue	a	**49**	92	**662**	567	**711**	659
		49	92	**674**	567	**723**	659
Purchases	b	**2**	2	**24**	20	**26**	22
Debtors	c			**176**	113		
Creditors	c			**9**	4		

Note:

a Revenue from jointly controlled companies mainly came from services to HAESL and TAECO (before 15th October 2004). Services to HAESL included engine component repairs and the provision of certain administrative services charged at cost based on the agreement with Rolls-Royce plc concerning the formation of HAESL. Services to TAECO related principally to the stationing of a working team of, on average, 151 people in TAECO and the provision of management services.

Revenue from other related parties comprised mainly maintenance, inventory management and logistics support charges for Cathay Pacific Airways Limited and Hong Kong Dragon Airlines Limited.

b Purchases from jointly controlled companies comprised mainly aircraft component overhaul charges by HAESL.

	Six months ended 30th June	
	2005 HK$M	2004 HK$M
Purchases from other related parties related to:		
Costs payable to John Swire & Sons (H.K.) Limited ("JSSHK") on services agreement*:		
– Service fees	**8**	3
– Expenses reimbursed at cost	**8**	6
	16	9
Property insurance placed through SPACIOM, a captive insurance company wholly owned by Swire Pacific Limited	**2**	2
Spares purchases from Cathay Pacific Airways Limited	**6**	9
	24	20

c These outstandings are reflected in "debtors and prepayments" and "creditors and accruals" respectively in the consolidated balance sheet.

* *These transactions fall under the definition of "connected transactions" or "continuing connected transactions" in Chapter 14A of the Listing Rules and the Company has complied with the disclosure requirements in accordance therewith. The other transactions are not connected transactions or continuing connected transactions which give rise to any disclosure or other obligations under Chapter 14A of the Listing Rules.*

To provide shareholders with information on the results and financial position of the Group's significant subsidiary company, Taikoo (Xiamen) Aircraft Engineering Company Limited, the following is a summary of its unaudited consolidated profit and loss account for the period ended 30th June 2005 and consolidated balance sheet at 30th June 2005.

TAIKOO (XIAMEN) AIRCRAFT ENGINEERING COMPANY LIMITED

Consolidated profit and loss account

for the six months ended 30th June 2005 – unaudited

	Six months ended 30th June		Year ended 31st December
	2005 HK$M	2004 HK$M	2004 HK$M
Turnover	**437**	383	762
Operating expenses	**(322)**	(286)	(592)
Operating profit	**115**	97	170
Net finance income	**2**	1	3
Share of after-tax results of jointly controlled companies	**6**	8	14
Profit before taxation	**123**	106	187
Taxation	**(13)**	(10)	(11)
Profit for the period	**110**	96	176
Dividend paid	**–**	–	55

Consolidated balance sheet

at 30th June 2005 – unaudited

	30th June 2005 HK$M	31st December 2004 HK$M
NET ASSETS		
Non-current assets	**1,017**	873
Current assets	**353**	351
	1,370	1,224
Current liabilities	**(180)**	(143)
	1,190	1,081
TOTAL EQUITY	**1,190**	1,081

INFORMATION PROVIDED IN ACCORDANCE WITH THE LISTING RULES

Results for the six months ended 30th June 2005 – unaudited

The Audit Committee of the Company has reviewed the results for the six-month period ended 30th June 2005.

Interim Dividend

An interim dividend of HK¢50 (2004: HK¢32) per share has today been declared and it is expected that this will be paid on 26th September 2005 to shareholders registered at the close of business on 16th September 2005.

Book Closure

The share register will be closed from 12th September 2005 to 16th September 2005, both dates inclusive.

Share Capital

During the period under review, no purchase, sale or redemption of the shares of the Company has been effected by the Company or its subsidiary companies. At 30th June 2005, 166,324,850 shares were in issue (31st December 2004: 166,324,850 shares).

Corporate Governance

Throughout the accounting period covered by the interim report, the Company has complied with all but one of the code provisions set out in the Code on Corporate Governance Practices ("the CG Code") contained in Appendix 14 of the Listing Rules.

At its Annual General Meeting for 2005, the Company has deviated from Code Provision E.2.2 requiring the Chairman of a meeting to indicate to the meeting the level of proxies lodged on each resolution, and the balance for and against the resolution, after it has been dealt with on a show of hands. It is intended that in future general meetings, voting will be conducted by poll.

The Company has adopted codes of conduct regarding securities transactions by Directors and relevant employees (as defined in the CG Code) on terms no less exacting than the required standard set out in the Model Code for Securities Transactions by Directors of Listed Issuers ("the Model Code") contained in Appendix 10 of the Listing Rules.

On specific enquiries made, all Directors have confirmed that, *in respect of the accounting period covered by the* interim report, they have complied with the required standard set out in the Model Code and the Company's code of conduct regarding Directors' securities transactions.

Disclosure of Interests

Directors' Interests

At 30th June 2005, the register maintained under Section 352 of the Securities and Futures Ordinance ("the SFO") showed that the following Directors held beneficial interests in the shares of Hong Kong Aircraft Engineering Company Limited:

	Personal	Other	Total	Percentage of issued capital (%)
Dr. The Hon. Sir Michael Kadoorie (alternate Director)	–	3,782,886*	3,782,886	2.3
Dinty Dickson Leach	124,800	–	124,800	0.1

** Dr. The Hon. Sir Michael Kadoorie is one of the discretionary objects and the founder of a discretionary trust which is the ultimate owner of these shares.*

Other than as stated above, no Directors or Chief Executive of the Company had any interest or short position, whether beneficial or non-beneficial, in the shares or underlying shares and debentures of the Company or any of its associated corporations, if any (within the meaning of Part XV of the SFO).

Substantial Shareholders' and Other Interests

The register of interests in shares and short positions maintained under Section 336 of the SFO shows that at 30th June 2005 the Company had been notified of the following interests in the shares of the Company held by substantial shareholders (as defined in the Listing Rules), all being beneficial interests:

	Number of shares	Percentage of issued capital (%)	Remarks
John Swire & Sons Limited	99,649,103	59.9	
Swire Pacific Limited	99,649,103	59.9	) Duplication of John Swire & Sons
Cathay Pacific Airways Limited	45,649,686	27.4	) Limited's holding (see Note)

Note: At 30th June 2005, the John Swire & Sons Limited group owned directly or indirectly interests in shares of Swire Pacific Limited representing 29.5% of the issued share capital and 52.9% of the voting rights; Swire Pacific Limited in turn controlled 46.3% of Cathay Pacific Airways Limited.

In addition, at 30th June 2005 the register of interests in shares and short positions showed the following interest in the shares of the Company held in the capacity of investment manager:

	Number of shares	Percentage of issued capital (%)
Marathon Asset Management Limited	14,985,730	9.0

Financial Calendar 2005

Interim Report sent to shareholders	19th August
Shares trade ex-dividend	8th September
Share registers closed	12th–16th September
Share registers re-opened	20th September
Interim dividend payable	26th September

Registered Office

35th Floor, Two Pacific Place
88 Queensway
Hong Kong

Auditors

PricewaterhouseCoopers

Stock Code

The Stock Exchange of Hong Kong:	44
Symbol for ADR Code:	HKAEY
CUSIP Reference Number:	438569105

Depositary

The Bank of New York
ADR Division
22nd Floor, 101 Barclay Street
New York, NY10286
U.S.A.

Tel:	1-888-BNY-ADRs (1-888-269-2377) (Toll free)
Fax:	1-212-571-3050
E-mail:	ADR@bankofny.com
Website:	http://www.adrbny.com

Principal Banker

The Hongkong and Shanghai Banking Corporation Limited

Registrars

Computershare Hong Kong Investor Services Limited
46th Floor, Hopewell Centre
183 Queen's Road East
Hong Kong
Website: http://www.computershare.com.hk

Website

http://www.haeco.com

For further information about Hong Kong Aircraft Engineering Company Limited, please contact:

General Manager
Group Public Affairs
Hong Kong Aircraft Engineering Company Limited
35th Floor, Two Pacific Place
88 Queensway
Hong Kong
Tel: (852) 2840-8098
Fax: (852) 2526-9365

二零零五年度財務日誌

中期報告送交各股東	八月十九日
股份除息交易	九月八日
股票過戶手續暫停辦理	九月十二日至十六日
股票過戶手續重新辦理	九月二十日
派發中期股息	九月二十六日

註冊辦事處

香港金鐘道八十八號
太古廣場二期三十五字樓

核數師

羅兵咸永道會計師事務所

股票代號

香港聯合交易所：	44
美國預託證券編號：	HKAEY
CUSIP參考編號：	438569105

股票托管處

The Bank of New York
ADR Division
22nd Floor, 101 Barclay Street
New York, NY10286
U.S.A.
電話：1-888-BNY-ADRs (1-888-269-2377)
(美國境內免費電話)
傳真：1-212- 571-3050
電郵：ADR@bankofny.com
網址：http://www.adrbny.com

主要往來銀行

香港上海匯豐銀行有限公司

股份登記處

香港中央證券登記有限公司
香港皇后大道東一八三號
合和中心四十六樓
網址：http://www.computershare.com.hk

網址

http://www.haeco.com

查詢有關香港飛機工程有限公司的詳情，請聯絡：

香港飛機工程有限公司
公共事務總經理
香港金鐘道八十八號
太古廣場二期三十五字樓
電話：(852) 2840-8098
傳真：(852) 2526-9365

披露權益

董事權益

於二零零五年六月三十日，根據證券及期貨條例第三百五十二條須設立的名冊內所登記，以下董事在香港飛機工程有限公司的股份中持有實益：

	個人	其他	總計	已發行股本百分比(%)
米高嘉道理爵士(代董事)	–	3,782,886*	3,782,886	2.3
李德信	124,800	–	124,800	0.1

** 米高嘉道理爵士是最終擁有此等股份的酌情信託的其中一位信託對象及創立人。*

除上述外，公司的董事或行政總裁並無在公司或其任何相聯法團(如有，定義見證券及期貨條例第XV部)的股份或相關股份及債券中擁有任何實益或非實益的權益或淡倉。

主要股東權益及其他權益

根據證券及期貨條例第三百三十六條須設立的股份及淡倉權益名冊所載，於二零零五年六月三十日，公司已獲通知主要股東於公司的股份持有以下權益(定義見上市規則)，全部均為實益：

	股份數目	已發行股本百分比(%)		備註
英國太古集團有限公司	99,649,103	59.9		
太古股份有限公司	99,649,103	59.9	)	與英國太古集團有限公司
國泰航空有限公司	45,649,686	27.4	)	的持股量重複(見附註)

附註：於二零零五年六月三十日，英國太古集團直接或間接擁有的太古股份有限公司股份權益為百分之二十九點五已發行股本及百分之五十二點九投票權；太古股份有限公司則持有國泰航空有限公司百分之四十六點三控股權。

此外，於二零零五年六月三十日，根據股份權益及淡倉名冊所載，以投資經理名義持有的公司股份權益如下：

	股份數目	已發行股本百分比(%)
Marathon Asset Management Limited	14,985,730	9.0

截至二零零五年六月三十日止六個月未經審核業績

公司的審核委員會已審閱截至二零零五年六月三十日止六個月的業績。

中期股息

董事局業於本日宣佈派發中期股息每股港幣五十仙(二零零四年為港幣三十二仙),並預期股息將於二零零五年九月二十六日派發予於二零零五年九月十六日辦公時間結束時已名列股東名冊內的股東。

截止過戶

股票過戶手續將於二零零五年九月十二日至二零零五年九月十六日(包括首尾兩天)暫停辦理。

股本

在本期間內,公司或其任何附屬公司並無購回、出售或贖回公司股份。於二零零五年六月三十日,已發行股份數目為166,324,850股(二零零四年十二月三十一日為166,324,850股)。

企業管治

在中期報告所包括的會計期間內,公司有遵守上市規則附錄十四所載《企業管治常規守則》(「企業管治守則」)除一項守則條文外的其餘所有守則條文。

在二零零五年度股東週年大會上,公司偏離守則條文第E.2.2條,該條文規定大會主席在會上表明每項決議案的委任代表投票比例,以及贊成和反對票數(如以舉手方式表決)。公司擬於日後的股東大會上,以投票方式進行表決。

公司就董事及有關僱員(定義見企業管治守則)進行的證券交易,採納了多套比上市規則附錄十所載《上市發行人董事進行證券交易的標準守則》(「標準守則」)所訂標準更高的守則。

在回覆特定查詢時,所有董事均確認就中期報告所包括的會計期間有遵從標準守則及公司有關董事證券交易守則所訂的標準。

為向股東提供有關集團重要附屬公司廈門太古飛機工程有限公司的業績及財務狀況的資料，以下為該公司截至二零零五年六月三十日止期間未經審核綜合損益賬及於二零零五年六月三十日結算的綜合資產負債表摘要。

廈門太古飛機工程有限公司

綜合損益賬

截至二零零五年六月三十日止六個月—未經審核

	截至六月三十日止六個月		截至十二月三十一日止年度
	二零零五年 港幣百萬元	二零零四年 港幣百萬元	二零零四年 港幣百萬元
營業總額	**437**	383	762
營業開支	**(322)**	(286)	(592)
營業溢利	**115**	97	170
財務收入淨額	**2**	1	3
共控公司應佔除税後業績	**6**	8	14
除税前溢利	**123**	106	187
税項	**(13)**	(10)	(11)
本期溢利	**110**	96	176
已付股息	**–**	–	55

綜合資產負債表

二零零五年六月三十日結算—未經審核

	二零零五年 六月三十日 港幣百萬元	二零零四年 十二月三十一日 港幣百萬元
資產淨值		
非流動資產	**1,017**	873
流動資產	**353**	351
	1,370	1,224
流動負債	**(180)**	(143)
	1,190	1,081
權益總額	**1,190**	1,081

15. 有關連人士交易

集團有若干有關連人士交易。所有交易均按照一般商業條件以及在正常業務程序下進行。集團的重大及未有在中期報告其他章節披露的交易總值及結餘摘要如下：

		共控公司		其他有關連人士		總計	
		截至六月三十日止六個月		截至六月三十日止六個月		截至六月三十日止六個月	
	附註	二零零五年 港幣百萬元	二零零四年 港幣百萬元	二零零五年 港幣百萬元	二零零四年 港幣百萬元	二零零五年 港幣百萬元	二零零四年 港幣百萬元
提供服務所得的收入：							
向香港華民航空有限公司收取的外勤維修費及全責維護全套服務費*		–	–	12	–	12	–
其他收入	a	49	92	662	567	711	659
		49	92	674	567	723	659
購買	b	2	2	24	20	26	22
應收賬項	c			176	113		
應付賬項	c			9	4		

附註：

a 向共控公司提供服務所得的收入主要來自為香港航空發動機維修服務公司及廈門太古飛機工程公司（二零零四年十月十五日前）提供的服務。為香港航空發動機維修服務公司提供的服務包括發動機部件修理，及根據與勞斯萊斯公司就成立香港航空發動機維修服務公司所訂的協議按成本收費提供的若干行政服務。為廈門太古飛機工程公司提供的服務主要為在廈門太古飛機工程公司派駐一支平均一百五十一人的工作小組的費用及提供管理服務。

向其他有關連人士提供服務所得的收入主要為向國泰航空有限公司及港龍航空有限公司收取的維修費、庫存管理費及後勤支援費。

b 自共控公司購買的服務主要為向香港航空發動機維修服務公司支付的飛機部件大修費用。

	截至六月三十日止六個月	
	二零零五年 港幣百萬元	二零零四年 港幣百萬元
向其他有關連人士購買的服務為：		
就服務協議向香港太古集團有限公司(「香港太古集團」)支付的費用*：		
—服務費	8	3
—按成本代支費用	8	6
	16	9
向一家由太古股份有限公司全資擁有的專屬自保保險公司SPACIOM投保的財產保險	2	2
向國泰航空公司購買備件	6	9
	24	20

c 此等未清賬項分別於綜合資產負債表的「應收及預付賬項」及「應付及應計賬項」反映。

此等交易歸入上市規則第14A章「關連交易」或「持續關連交易」的定義類別，公司已根據並遵從披露規定。其他交易根據上市規則第14A章並非須予披露或履行其他責任的關連交易或持續關連交易。

14. 長期借款

	截至二零零五年六月三十日止六個月 港幣百萬元
二零零四年十二月三十一日結算	100
於本期內償還	(3)
二零零五年六月三十日結算	97

	二零零五年六月三十日 港幣百萬元	二零零四年十二月三十一日 港幣百萬元
還款期限：		
於一年內償還	4	4
於一年至兩年內償還	5	4
於兩年至五年內償還	17	16
於五年後償還	71	76
	97	100
列入流動負債項下須於一年內償還款項	(4)	(4)
	93	96

該項借款由國泰航空有限公司一家附屬公司提供，並無抵押，年利率為百分之八點三五，至二零一八年六月以相同的半年期款額償還。

10. 退休福利

已於資產負債表中確認的資產變動：

	截至二零零五年六月三十日止六個月		
	本地僱員計劃 港幣百萬元	海外僱員計劃 港幣百萬元	總計 港幣百萬元
二零零四年十二月三十一日結算	162	37	199
增加／(減少)原因：			
已記賬的總開支	(28)	(1)	(29)
已付供款	19	–	19
二零零五年六月三十日結算	153	36	189

11. 應收及應付賬項

給予客戶的信貸條件不盡相同，一般乃根據其個別的財政能力而定。為應收賬項定期進行信貸評估以減低任何與應收款項有關的信貸風險。

二零零五年六月三十日結算，百分之九十七應收賬項(二零零四年十二月三十一日結算為百分之九十八)及百分之九十九應付賬項(二零零四年十二月三十一日結算為百分之九十八)的賬齡均低於六個月。

12. 股本

在本期內，公司或其附屬公司並無在香港聯合交易所購回、出售或贖回公司股份。二零零五年六月三十日結算，已發行股份數目為166,324,850股(二零零四年十二月三十一日為166,324,850股)。

13. 儲備

	截至二零零五年六月三十日止六個月		
	收益儲備 港幣百萬元	資本贖回儲備 港幣百萬元	總計 港幣百萬元
二零零四年十二月三十一日結算	2,924	19	2,943
公司股東應佔溢利	289	–	289
上年度末期股息	(128)	–	(128)
二零零五年六月三十日結算	3,085	19	3,104

9. 共控公司

截至二零零五年六月三十日止期間及於二零零五年六月三十日結算，共控公司的財務業績及財務狀況如下：

	香港航空發動機維修服務公司（於香港營運）		廈門太古飛機工程公司（於中國內地營運）		其他		總計	
	截至六月三十日止六個月		截至六月三十日止六個月		截至六月三十日止六個月		截至六月三十日止六個月	
	二零零五年 港幣百萬元	二零零四年 港幣百萬元	二零零五年 港幣百萬元	二零零四年 港幣百萬元	二零零五年 港幣百萬元	二零零四年 港幣百萬元	二零零五年 港幣百萬元	二零零四年 港幣百萬元
營業總額	**2,178**	1,906	不適用*	383	**192**	191	**2,370**	2,480
營業開支	**(1,919)**	(1,713)		(286)	**(159)**	(156)	**(2,078)**	(2,155)
營業溢利	**259**	193		97	**33**	35	**292**	325
財務收入／(支出)淨額	**2**	–		1	**(1)**	(1)	**1**	–
共控公司應佔除稅後業績	**7**	2		8	**–**	–	**7**	10
除稅前溢利	**268**	195		106	**32**	34	**300**	335
稅項	**(46)**	(34)		(10)	**(4)**	(6)	**(50)**	(50)
本期溢利	**222**	161		96	**28**	28	**250**	285
已付股息	**(112)**	–		–	**–**	(18)	**(112)**	(18)
資金運用：								
非流動資產	**822**	848		825	**181**	179	**1,003**	1,852
流動資產	**1,177**	1,225		329	**206**	184	**1,383**	1,738
	1,999	2,073		1,154	**387**	363	**2,386**	3,590
流動負債	**(401)**	(649)		(88)	**(158)**	(163)	**(559)**	(900)
非流動負債	**(72)**	(80)		(14)	**(1)**	(33)	**(73)**	(127)
	1,526	1,344		1,052	**228**	167	**1,754**	2,563
資本來源：								
股東權益及借款	**1,526**	1,344		1,052	**228**	167	**1,754**	2,563
集團於期末的權益	**45.0%**	45.0%		49.6%				
集團本期應佔除稅後溢利	**100**	72		47	**17**	12	**117**	131
集團應佔資金運用	**687**	605		521	**99**	56	**786**	1,182

** 在二零零四年十月十五日，集團在收購新航工程有限公司餘下持有的廈門太古飛機工程公司百分之五股份後，持有後者的股份由百分之四十九點六增加至百分之五十四點六，此後廈門太古飛機工程公司作為一家附屬公司入賬。*

5. 財務收入/(支出)淨額

	截至六月三十日止六個月		截至十二月三十一日止年度
	二零零五年 港幣百萬元	二零零四年 港幣百萬元	二零零四年 港幣百萬元
財務收入	**5**	3	5
毋須於五年內全部清還的長期借款利息(附註14)	**(4)**	(4)	(8)
	1	(1)	(3)

6. 稅項

	截至六月三十日止六個月		截至十二月三十一日止年度
	二零零五年 港幣百萬元	二零零四年 港幣百萬元	二零零四年 港幣百萬元
本期稅項			
香港利得稅	**10**	–	–
海外稅	**8**	–	1
	18	–	1
遞延稅項	**16**	17	23
	34	17	24

香港利得稅乃以本期的估計應課稅溢利按稅率百分之十七點五計算(二零零四年為零)。海外稅則按各司法管轄區所採用的稅率計算。

共控公司應佔除稅後業績已扣除截至二零零五年六月三十日止期間的稅項支出港幣二千二百萬元列述(二零零四年六月三十日為港幣二千二百萬元;二零零四年十二月三十一日為港幣四千五百萬元)。

7. 每股盈利(基本及攤薄)

每股盈利乃根據截至二零零五年六月三十日止期間的公司股東應佔溢利港幣二億八千九百萬元(二零零四年六月三十日為港幣二億三千二百萬元;二零零四年十二月三十一日為港幣四億三千八百萬元)及於該期間內已發行的加權平均股份166,324,850股(二零零四年六月三十日為166,324,850股;二零零四年十二月三十一日為166,324,850股)普通股計算。

8. 資本開支

	物業、廠房及設備 港幣百萬元	租賃土地及土地使用權 港幣百萬元	無形資產一電腦軟件 港幣百萬元
賬面淨值:			
二零零四年十二月三十一日結算	2,095	197	8
增置	299	–	–
折舊及攤銷	(90)	(2)	(1)
二零零五年六月三十日結算	2,304	195	7

4. 分項資料

公司於香港從事商用飛機維修、改裝及修理業務。

由於集團主要於香港及海外從事商用飛機維修、改裝及修理業務，因此並無報告進一步的業務分項資料。集團按地區的財務資料分項分析於下方列述。共控公司的財務摘要於附註9列述。

按地區分項報告：

	主要於香港營運			於中國內地營運			分項之間抵銷			總計		
	截至六月三十日止六個月		截至十二月三十一日止年度	截至六月三十日止六個月		截至十二月三十一日止年度	截至六月三十日止六個月		截至十二月三十一日止年度	截至六月三十日止六個月		截至十二月三十一日止年度
	二零零五年 港幣百萬元	二零零四年 港幣百萬元	二零零四年 港幣百萬元	二零零五年 港幣百萬元	二零零四年 港幣百萬元	二零零四年 港幣百萬元	二零零五年 港幣百萬元	二零零四年 港幣百萬元	二零零四年 港幣百萬元	二零零五年 港幣百萬元	二零零四年 港幣百萬元	二零零四年 港幣百萬元
營業總額	**1,077**	997	1,973	**437**	–	168	**(33)**	–	(7)	**1,481**	997	2,134
營業溢利	**141**	119	201	**114**	–	21				**255**	119	222
財務(支出)/收入淨額	**(1)**	(1)	(4)	**2**	–	1				**1**	(1)	(3)
共控公司應佔除稅後業績	**109**	82	173	**8**	49	83				**117**	131	256
除稅前溢利	**249**	200	370	**124**	49	105				**373**	249	475
本期溢利	**227**	183	342	**112**	49	109				**339**	232	451
應佔												
公司股東	**227**	183	342	**62**	49	96				**289**	232	438
少數股東權益	**–**	–	–	**50**	–	13				**50**	–	13
	227	183	342	**112**	49	109				**339**	232	451

集團按地區分項資產淨值的分析：

	主要於香港營運		於中國內地營運		分項之間抵銷		總計	
	二零零五年 六月三十日 港幣百萬元	二零零四年 十二月 三十一日 港幣百萬元	二零零五年 六月三十日 港幣百萬元	二零零四年 十二月 三十一日 港幣百萬元	二零零五年 六月三十日 港幣百萬元	二零零四年 十二月 三十一日 港幣百萬元	二零零五年 六月三十日 港幣百萬元	二零零四年 十二月 三十一日 港幣百萬元
非流動資產	**2,451**	2,334	**1,041**	899	**–**	–	**3,492**	3,233
流動資產	**739**	809	**357**	351	**(33)**	(27)	**1,063**	1,133
	3,190	3,143	**1,398**	1,250	**(33)**	(27)	**4,555**	4,366
流動負債	**(320)**	(382)	**(180)**	(142)	**33**	27	**(467)**	(497)
非流動負債	**(273)**	(265)	**–**	–	**–**	–	**(273)**	(265)
資產淨值	**2,597**	2,496	**1,218**	1,108	**–**	–	**3,815**	3,604

1. 編製原則及會計政策

未經審核的簡明綜合賬目乃以與二零零四年度賬目所採納的主要會計政策一致的基礎編製，並採納香港會計師公會(「會計師公會」)頒佈的新訂香港財務報告準則及香港會計準則(統稱「香港財務報告準則」)，於二零零五年一月一日或之後開始的會計年度生效。除下述若干呈列方式有所改變外，採納以下新的香港財務報告準則對賬目並無任何重大影響。

(a) 香港會計準則第一號「財務報表的呈列」對少數股東權益、共控公司應佔除稅後業績淨額及其他披露事項的呈列方式有影響。

(b) 採納經修訂的香港會計準則第十七號「租賃」令會計政策有所改變，有關租賃土地及土地使用權由物業、廠房及設備重新歸類為營業租賃。為租賃土地及土地使用權所支付的預付款項乃按租賃期限以直線法於損益賬支銷，或如有減值，減值虧損則於損益賬中支銷。在過往年度，租賃土地及土地使用權乃以原值減累積折舊及累積減值入賬。

(c) 營業總額現在代表開給顧客發票的金額總數及未完工程變動。在過往年度，營業總額只包括開給顧客發票的金額總數。

簡明綜合賬目乃按照會計師公會頒佈的香港會計準則第三十四號「中期財務報告」及香港聯合交易所有限公司(「香港聯合交易所」)證券上市規則(「上市規則」)開列的披露要求編製。

2. 重要會計估算及判斷

集團在編製本賬目的過程中於適當時作出估算及假設。此等估算乃根據過往經驗及其他因素而作出，其他因素包括在該等情況下對未來事項相信為合理的期望，而按定義對未來事項的期望很少與相關的實際結果一致。對資產及負債賬面值有重要影響的估算及假設，包括與稅項及退休福利相關的估算及假設。

3. 財務風險因素

集團業務面臨外匯變動、公平價值利率風險及信貸風險。集團定期對此等風險進行檢討，以確保透過採用遠期合約、期權合約或其他適當的衍生金融工具，將風險對集團財務表現所造成的影響減至最低。集團的政策是採用以上衍生工具僅作財務風險管理用途。

綜合權益變動表

截至二零零五年六月三十日止六個月—未經審核

	截至六月三十日止六個月		截至十二月三十一日止年度
	二零零五年 港幣百萬元	二零零四年 港幣百萬元	二零零四年 港幣百萬元
一月一日結算的權益總計			
—如原本列述	**3,109**	2,983	2,983
—如之前作為少數股東權益另行報告	**495**	5	5
—如重列	**3,604**	2,988	2,988
本期溢利及已確認收入總額	**339**	232	451
已付予公司股東的股息	**(128)**	(259)	(312)
已付予少數股東權益的股息	**–**	–	(25)
收購一家附屬公司	**–**	–	502
期末權益總計	**3,815**	2,961	3,604
應佔本期已確認收入總額			
公司股東	**289**	232	438
少數股東權益	**50**	–	13
	339	232	451

	截至六月三十日止六個月		截至十二月三十一日止年度
	二零零五年 港幣百萬元	二零零四年 港幣百萬元	二零零四年 港幣百萬元
營運業務			
營業產生的現金	**293**	(14)	317
已付利息	**(4)**	(5)	(8)
已收利息	**5**	3	5
已付稅項	**(13)**	–	–
營運業務的現金流入／(流出)淨額	**281**	(16)	314
投資業務			
購買物業、廠房及設備	**(299)**	(15)	(109)
購買無形資產—電腦軟件	**–**	(3)	(7)
出售物業、廠房及設備	**–**	3	3
收購一家附屬公司	**–**	–	142
共控公司償還借款	**–**	62	62
已收共控公司股息	**50**	9	70
逾三個月定期的短期存款增加淨額	**(15)**	–	(15)
投資業務的現金(流出)／流入淨額	**(264)**	56	146
融資業務			
償還長期借款	**(3)**	(2)	(4)
提取銀行貸款	**43**	–	–
已付予公司股東的股息	**(128)**	(259)	(312)
已付予少數股東權益的股息	**–**	–	(25)
融資業務的現金流出淨額	**(88)**	(261)	(341)
現金及現金等價物(減少)／增加	**(71)**	(221)	119
一月一日結算的現金及現金等價物	**527**	408	408
期末結算的現金及現金等價物	**456**	187	527

綜合資產負債表

二零零五年六月三十日結算—未經審核

	附註	二零零五年 六月三十日 港幣百萬元	二零零四年 十二月三十一日 港幣百萬元
資產及負債			
非流動資產			
物業、廠房及設備	*8*	**2,304**	2,095
租賃土地及土地使用權	*8*	**195**	197
無形資產—電腦軟件	*8*	**7**	8
共控公司	*9*	**786**	718
職員借款		**5**	5
退休金資產	*10*	**189**	199
遞延税項資產		**6**	11
		3,492	3,233
流動資產			
飛機零件存貨		**77**	71
未完工程		**118**	79
應收及預付賬項	*11*	**334**	393
應收共控公司款項		**14**	14
逾三個月定期存款		**64**	49
短期存款及銀行結存		**456**	527
		1,063	1,133
流動負債			
應付及應計賬項	*11*	**404**	482
一年內期滿的長期借款	*14*	**4**	4
短期銀行貸款		**43**	–
税項		**16**	11
		467	497
流動資產淨值		**596**	636
資產總額減流動負債		**4,088**	3,869
非流動負債			
長期借款	*14*	**93**	96
遞延税項負債		**180**	169
		273	265
資產淨值		**3,815**	3,604
公司股東應佔權益			
股本	*12*	**166**	166
儲備	*13*	**3,104**	2,943
		3,270	3,109
少數股東權益		**545**	495
權益總額		**3,815**	3,604

	附註	截至六月三十日止六個月 二零零五年 港幣百萬元	截至六月三十日止六個月 二零零四年 港幣百萬元	截至十二月三十一日止年度 二零零四年 港幣百萬元
營業總額	4	**1,481**	997	2,134
營業開支：				
職員薪酬		**(643)**	(516)	(1,082)
直接材料費用/工作開支		**(283)**	(167)	(374)
折舊及攤銷		**(93)**	(64)	(144)
營業租賃租金—土地及樓宇		**(23)**	(22)	(46)
核數師酬金		**(1)**	–	(1)
存貨減值—(支出)/轉回		**(3)**	1	4
其他營業開支		**(180)**	(110)	(269)
營業溢利	4	**255**	119	222
財務收入/(支出)淨額	5	**1**	(1)	(3)
營業淨溢利		**256**	118	219
共控公司應佔除稅後業績	9	**117**	131	256
除稅前溢利		**373**	249	475
稅項	6	**(34)**	(17)	(24)
本期溢利		**339**	232	451
應佔：				
公司股東		**289**	232	438
少數股東權益		**50**	–	13
		339	232	451
股息				
中期—擬派/已付		**83**	53	53
末期—擬派		**–**	–	128
		83	53	181
		港元	港元	港元
公司股東應佔每股盈利(基本及攤薄)	7	**1.74**	1.39	2.63

	二零零五年 中期 港元	二零零四年 中期 港元	二零零四年 末期 港元	二零零四年 合共 港元
每股股息	**0.50**	0.32	0.77	1.09

財務回顧

營業總額

包括來自共控公司的集團營業總額增加百分之十四至港幣四十八億四千六百萬元，其中百分之十二來自中國內地，百分之十九來自新加坡，其餘則來自香港。

		截至六月三十日止六個月		
	附註	**二零零五年 港幣百萬元**	二零零四年 港幣百萬元	變幅
公司及其附屬公司	*1及3*	**1,481**	1,380	7%
香港航空發動機維修服務公司	*2*	**2,178**	1,906	14%
其他共控公司	*2*	**1,187**	951	25%
總計		**4,846**	4,237	14%

附註：1. 如按香港年報規定於損益賬內所披露。

2. 共控公司營業總額全數包括在本表內。

3. 雖然廈門太古飛機工程公司自二零零四年十月起始成為附屬公司，但在本表內，該公司的二零零四年度營業總額於「公司及其附屬公司」項下匯報。

溢利按地區劃分

公司股東應佔溢利百分之二十一來自中國內地，其餘百分之七十九大部分來自香港。

資產淨值

資產淨值由二零零四年十二月三十一日結算的港幣三十六億零四百萬元增加至二零零五年六月三十日結算的港幣三十八億一千五百萬元。由於在香港及廈門興建新機庫，固定資產淨值增加港幣二億零六百萬元至港幣二十五億零六百萬元，而現金盈餘淨額則由港幣五億七千六百萬元減少至港幣四億七千七百萬元。數額減少亦反映股息派發。估計新設施所需資金大部分可由內部資源及少量銀行借貸應付。

貨幣風險及管理

集團的收入以港幣或美元為主，開支亦如是，惟在中國內地的附屬公司及多家共控公司則以人民幣計算。在可行情況下訂立遠期或期權合約，或作特定貨幣借貸以對沖未來收取的貨幣，務求減低匯率變動的風險。

環境保護

於二零零五年四月，公司在香港機場管理局舉辦的二零零四／二零零五年度「機場最佳環保措施比賽」中獲頒兩個獎項，以嘉許其在環境保護方面所作的努力：

- 能源效益冠軍
- 最佳節約能源規劃獎

員工

集團於二零零五年六月三十日的員工總數為七千八百零三人，較二零零四年底的人數增加百分之十六。為增強集團的人力資源團隊以配合兩個新機庫啟用，集團現已擴充培訓設施，並於本年內招聘約八百名生產培訓學員。

業務回顧

香港

外勤維修

公司是香港的主要外勤維修服務供應商。二零零五年上半年平均每日處理飛機數目較二零零四年同期增加百分之十二至二百三十九架。

基地維修

期內機庫獲得充分使用，百分之五十五的工程來自外國航空公司。本期售出的工時為八十二萬小時。

庫存管理

自去年十二月起韓亞航空公司的空中巴士330-300型機隊加入後，公司合共為十二架飛機提供庫存管理服務。公司正透過為客戶提供具競爭力的優質服務，以建立其庫存管理的品牌。這項業務現有庫存的賬面淨值，由二零零四年十二月三十一日結算的港幣一億零二百萬元增加至二零零五年六月底結算的港幣一億六千八百萬元。公司正致力擴大客源，以達致經濟效益，以及將服務擴展至其他機種。

發動機及部件大修

由於工程量增加以及工種配合得宜，香港航空發動機維修服務公司及其聯屬的新加坡航空發動機維修服務有限公司均於本期取得良好業績。香港航空發動機維修服務公司處理的發動機及同類部件稍微增加至九十七台。

將軍澳設施的部件修理業務與二零零四年的水平相若。

中國內地

廈門太古飛機工程有限公司（「廈門太古飛機工程公司」）

廈門太古飛機工程公司的三個機庫於本期錄得高使用量。廈門太古飛機工程公司大部分設施為股東客戶或其聯繫機構使用。於廈門、上海及北京的外勤維修業務持續擴展。

正為國泰航空公司首架波音747-400型客機進行的改裝貨機工程進展良好，機門切割工程已於四月進行，計劃於九月進行試飛，預期本年十二月交付飛機。公司的第四及第五個機庫將分別於本年底及二零零七年初啟用，屆時將可為貨機改裝業務提供迫切需要的額外機庫設施及應付因股東客戶擴充機隊而增加的大型維修工程量。

共控公司

位於中國內地及香港的共控公司於期內有良好的表現。

綜合業績

集團二零零五年上半年的公司股東應佔溢利為港幣二億八千九百萬元(二零零四年為港幣二億三千二百萬元)，較二零零四年同期增加百分之二十五。來自香港航空發動機維修服務有限公司(「香港航空發動機維修服務公司」)的除税後盈利貢獻為港幣一億元(二零零四年為港幣七千二百萬元)，增加百分之三十九。

董事局建議派發中期股息每股港幣五十仙(二零零四年為港幣三十二仙)，增加百分之五十六。儘管股息倍數很可能會較二零零四年的水平下降，但中期股息增加不應作為全年股息倍數下降的指標。建議股息總額將為港幣八千三百萬元，定於二零零五年九月二十六日派發予於二零零五年九月十六日辦公時間結束時已名列股東名冊內的股東。股票過戶手續將於二零零五年九月十二日至十六日(包括首尾兩天)暫停辦理。

綜述

誠如所預期，進出香港的交通量增長持續蓬勃，香港及廈門對大型維修工程的需求則因航空公司增加外判工程而持續暢旺。為應付強勁的市場需求，目前正透過增加員工超時工作為短期對策，同時興建新設施作為長遠解決方案。此等設施的興建工程正順利進行。預期位於赤鱲角的貨運停機坪辦公樓及第二個機庫，將分別於二零零六年初及二零零七年初啟用。廈門太古飛機工程有限公司位於廈門的第四個機庫預期於二零零五年十二月啟用，而第五個機庫則於二零零七年初啟用。

雖然集團須為新設施支付建築費，但其財務狀況仍保持穩健，於二零零五年六月三十日結算，現金盈餘淨額為港幣四億七千七百萬元。

展望未來

預期下半年，集團的基地維修及航空發動機大修設施使用量良好，香港的外勤維修業務則預期繼續保持現有水平。因此，本人對全年整體表現感到樂觀。

集團在擴充設施及尋求商機進一步擴展業務之餘，將繼續進行投資，以提升顧客服務的質素，本人有信心集團業務會繼續蓬勃發展。

主席

唐寶麟

香港，二零零五年八月九日

	截至六月三十日止六個月		截至十二月三十一日止年度
	二零零五年	二零零四年	二零零四年
(港幣百萬元)			
營業總額	**1,481**	997	2,134
營業淨溢利	**256**	118	219
主要共控公司應佔除稅後業績			
—香港航空發動機維修服務有限公司	**100**	72	157
公司股東應佔溢利	**289**	232	438
股息	**83**	53	181
公司股東應佔權益	**3,270**	2,956	3,109
(股份數目以千股計)			
平均已發行股份數目	**166,325**	166,325	166,325
(港元)			
公司股東應佔每股盈利(基本及攤薄)	**1.74**	1.39	2.63
每股股息	**0.50**	0.32	1.09
公司股東應佔每股權益	**19.66**	17.77	18.69

集團主要附屬公司的附加財務資料於第15頁列述。

目錄

摘要

1 主席報告書

2 業務及財務回顧

4 簡明綜合賬目

8 簡明綜合賬目附註

15 廈門太古飛機工程有限公司 — 財務報表節錄

16 按上市規則所需提供資料

18 財務日誌及投資者資訊

設計：Sedgwick Richardson

本中期報告採用再造紙印刷

港機工程

香港飛機工程有限公司



二零零五年中期報告

太古